UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2014

Breitburn Energy Partners LP

(Exact name of registrant as specified in its charter)

Delaware	001-33055	74-3169953
(State or other jurisdiction of incorporation)	(Commission File Number) 515 South Flower Street, Suite 4800 Los Angeles, CA 90071 (Address of principal executive office)	(IRS Employer Identification No.)

(213) 225-5900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry Into a Material Definitive Agreement.

On July 23, 2014, Breitburn Energy Partners LP (“Breitburn”), Breitburn GP LLC (“Breitburn GP”) and Boom Merger Sub, LLC, a direct wholly owned subsidiary of Breitburn (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QR Energy, LP (“QR Energy”) and QRE GP, LLC (“QRE”), pursuant to which Breitburn will acquire QR Energy in exchange for common units representing limited partner interests in Breitburn (“Breitburn Common Units”), implying a transaction value of approximately $3.0 billion, including the assumption of QR Energy’s existing net debt and the payment of cash to the holders of the outstanding Class C Convertible Preferred Units of QR Energy (each, a “Class C Unit”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into QR Energy, with QR Energy continuing as the surviving entity and a direct wholly owned subsidiary of Breitburn (the “Merger”).

Under the terms of the Merger Agreement, each outstanding Common Unit representing a limited partner interest in QR Energy (a “Common Unit”) and Class B Unit representing a limited partner interest in QR Energy (a “Class B Unit”) will be converted into the right to receive 0.9856 newly issued Breitburn Common Units (the “Merger Consideration”). A number of Class B Units issuable upon a change of control of QR Energy equal to (i) 6,748,067, minus (ii) the excess of (A) the number of performance units that vest and are settled in Common Units of QR Energy in connection with the Merger over (B) 383,900 will be issued and treated as outstanding Class B Units and converted into the right to receive the Merger Consideration. Each outstanding Class C Unit of QR Energy will be converted into the right to receive cash in an amount equal to $350 million divided by the number of Class C Units outstanding immediately prior to the effective time of the Merger. In no event will Breitburn be obligated to issue in excess of 72,001,686 Breitburn Common Units as part of the Merger Consideration.

In connection with the Merger Agreement, each award of restricted Common Units issued under QR Energy’s equity plans that is subject to vesting or forfeiture, that is subject to time-based vesting and that is outstanding and unvested immediately prior to the effective time of the Merger will become fully vested and will be converted into the right to receive the Merger Consideration. Each award of performance units with respect to Common Units of QR Energy issued under QR Energy’s equity plans that is outstanding immediately prior to the effective time of the Merger will vest and be settled in a number of Common Units determined based on actual attainment of the applicable performance goal(s) as of two business days prior to the effective time of the Merger, and the resulting Common Units will be converted into the right to receive the Merger Consideration.

The completion of the Merger is subject to satisfaction or waiver of customary closing conditions, including (1) the adoption of the Merger Agreement by holders of a majority of the outstanding Common Units, Class B Units and Class C Units, voting as a single class, (2) the effectiveness of a registration statement on Form S-4, (3) the approval for listing of the Breitburn Common Units issuable as part of the Merger Consideration on the NASDAQ and (4) other customary conditions such as expiration of the waiting period under the Hart-Scott-Rodino Act.

The Merger Agreement contains certain termination rights for both Breitburn and QR Energy and further provides that, upon termination of the Merger Agreement, under certain circumstances, either party may be required to reimburse the other party’s expenses up to $16,425,000, and QR Energy may be required to pay Breitburn a termination fee equal to $64,875,000 less any previous expense reimbursement by QR Energy.

The summary of the Merger Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by QR Energy with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2014, and is incorporated herein by reference.

On July 23, 2014, Breitburn also entered into a Transaction, Voting and Support Agreement (the “Voting Agreement”) with each of Quantum Resources A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC (collectively, the “Fund Unitholders”), and each of QR Holdings (QRE), LLC and QR Energy Holdings, LLC (collectively, the “Management Unitholders” and, together with the Fund Unitholders, the “Unitholders”) with respect to the Merger Agreement. The Voting Agreement generally requires that the Unitholders vote or caused to be voted all Common Units, Class B Units and Class C Units owned by such Unitholder in favor of the merger and against alternative transactions. The Voting Agreement also provides that, upon termination of the Merger Agreement and QR Energy’s acceptance of an alternative transaction, each Unitholder may be required to pay Breitburn a termination fee equal to the lesser of (1) such Unitholder’s pro rata share of 2% of the equity value of such alternative transaction or (2) the excess of the aggregate consideration paid to such Unitholder in such alternative transaction over the aggregate consideration that would have been received by such Unitholder under the Merger Agreement. Subject to certain exceptions, the Voting Agreement will terminate upon the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement.

The summary of the Voting Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Voting Agreement, which is filed as Exhibit 2.2 to the Current Report on Form 8-K filed by QR Energy with the SEC on July 29, 2014, and is incorporated herein by reference.

On July 23, 2014, Breitburn also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with each of QR Holdings (QRE), LLC, QR Energy Holdings, LLC, Quantum Resources B, LP, Quantum Resources A1, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC (collectively, the “Fund”). Under the Registration Rights Agreement, Breitburn is required to file or cause to be filed with the SEC a registration statement with respect to the public resale of the Breitburn Common Units issued to the Fund as part of the Merger Consideration. Breitburn is required to file or cause to be filed the registration statement within 90 days following the closing under the Merger Agreement and is required to cause the registration statement to become effective as soon as reasonably practicable thereafter but in no event later than 120 days after the closing under the Merger Agreement.

The summary of the Registration Rights Agreement in this Current Report on Form 8-K does not purport to be complete and is qualified by reference to the full text of the Registration Rights Agreement, which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed by QR Energy with the SEC on July 29, 2014, and is incorporated herein by reference.

The Merger Agreement, the Voting Agreement and the Registration Rights Agreement and the above descriptions have been included to provide investors and security holders with information regarding the terms of the Merger Agreement, the Voting Agreement and the Registration Rights Agreement. They are not intended to provide any other factual information about Breitburn, QR Energy or their respective subsidiaries or affiliates or equityholders. The representations, warranties and covenants contained in the Merger Agreement, the Voting Agreement and the Registration Rights Agreement were made only for purposes of those agreements and as of specific dates; were solely for the benefit of the respective parties to the Merger Agreement, the Voting Agreement and the Registration Rights Agreement; and may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them that differ from those applicable to investors. Investors should be aware that the representations, warranties and covenants or any description thereof may not reflect the actual state of facts or condition of Breitburn, QR Energy or any of their respective subsidiaries, affiliates, businesses, or equityholders. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, the Voting Agreement and the Registration Rights Agreement, which subsequent information may or may not be fully reflected in public disclosures by Breitburn or QR Energy. Accordingly, investors should read the representations and warranties in the Merger Agreement, the Voting Agreement and the Registration Rights Agreement not in isolation but only in conjunction with the other information about Breitburn, QR Energy and their respective subsidiaries that the respective companies include in reports, statements and other filings they make with the SEC.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 23, 2014, by and among Breitburn Energy Partners LP, Breitburn GP LLC, Boom Merger Sub, LLC, QR Energy LP and QRE GP, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QR Energy, LP with the SEC on July 29, 2014)

4.1	Registration Rights Agreement, dated July 23, 2014, by and among Breitburn Energy Partners LP, QR Holdings (QRE), LLC, QR Energy Holdings, LLC, Quantum Resources B, LP, Quantum Resources A1, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by QR Energy, LP with the SEC on July 29, 2014)

10.1	Transaction, Voting and Support Agreement, dated as of July 23, 2014, by and among Breitburn Energy Partners LP, Quantum Resource A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP and Black Diamond Resources, LLC, QR Holdings LLC and QR Energy Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by QR Energy, LP with the SEC on July 29, 2014)

Additional Information about the Proposed Transactions and Where to Find It

In connection with the proposed transactions, Breitburn intends to file with the SEC a registration statement on Form S-4 that will include a prospectus of Breitburn and a proxy statement of QR Energy. Each of Breitburn and QR Energy also plan to file other relevant documents with the SEC regarding the proposed transactions. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Breitburn and QR Energy with the SEC at the SEC’s website at www.sec.gov. You may also obtain these documents by contacting Breitburn Investor Relations in writing at 515 S. Flower Street, Suite 4800, Los Angeles, CA, 90071, or via e-mail by using the “Contact Form” located at the Investor Relations tab at www.breitburn.com or by calling (213) 225-0390; or by contacting QR Energy Investor Relations in writing at 1401 McKinney Street, Suite 2400, Houston, TX 77010, or via e-mail at ir@qracq.com or by calling (713) 452-2990.

Participants in the Solicitation

Breitburn and QR Energy and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about Breitburn’s directors and executive officers is available in Breitburn’s proxy statement dated April 25, 2014, for its 2014 Annual Meeting of Unitholders. Information about QR Energy’s directors and executive officers is available in QR Energy’s proxy statement dated February 3, 2014, for its Special Meeting of Unitholders held on March 10, 2014. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Breitburn or QR Energy using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains statements that Breitburn and QR Energy believe to be “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than historical facts, including, without limitation, statements regarding the expected benefits of the proposed transaction to Breitburn and QR Energy and their unitholders, the anticipated completion of the proposed transaction or the timing thereof, the expected future reserves, production, financial position, business strategy, revenues, earnings, costs, capital expenditures and debt levels of the combined company, and plans and objectives of management for future operations, are forward-looking statements. When used in this Current Report on Form 8-K, words such as we “may,” “can,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “project,” “believe,” “will” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. It is uncertain whether the events anticipated will transpire, or if they do occur what impact they will have on the results of operations and financial condition of Breitburn, QR Energy or of the combined company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: the ability to obtain unitholder, court and regulatory approvals of the proposed transaction; the ability to complete the proposed transaction on anticipated terms and timetable; Breitburn’s and QR Energy’s ability to integrate successfully after the transaction and achieve anticipated benefits from the proposed transaction; the possibility that various closing conditions for the transaction may not be satisfied or waived; risks relating to any unforeseen liabilities of Breitburn or QR Energy; declines in oil, NGL or natural gas prices; the level of success in exploitation, development and production activities; adverse weather conditions that may negatively impact development or production activities; the timing of exploitation and development expenditures; the ability to obtain sufficient quantities of CO2 necessary to carry out EOR projects; inaccuracies of reserve estimates or assumptions underlying them; revisions to reserve estimates as a result of changes in commodity prices; impacts to financial statements as a result of impairment write-downs; risks related to level of indebtedness and periodic redeterminations of the borrowing base under Breitburn’s credit agreement; ability to generate sufficient cash flows from operations to meet the internally funded portion of any capital expenditures budget; ability to obtain external capital to finance exploitation and development operations and acquisitions; federal, state and local initiatives and efforts relating to the regulation of hydraulic fracturing; the ability to successfully complete potential asset dispositions and the risks related thereto; the impacts of hedging on results of operations; failure of properties to yield oil or gas in commercially viable quantities; uninsured or underinsured losses resulting from oil and gas operations; inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing oil and gas operations; ability to replace oil and natural gas reserves; any loss of senior management or technical personnel; competition in the oil and gas industry; risks arising out of hedging transactions; and other risks described under the caption “Risk Factors” in Breitburn’s and QR Energy’s Annual Reports on Form 10-K for the period ended December 31, 2013. Breitburn and QR Energy assume no obligation, and disclaim any duty, to update the forward-looking statements in this Current Report on Form 8-K to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BREITBURN ENERGY PARTNERS LP By: Breitburn GP LLC, its general partner

By:	/s/ James G. Jackson

Name:	James G. Jackson
Title:	Chief Financial Officer

Date: July 29, 2014

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 23, 2014, by and among Breitburn Energy Partners LP, Breitburn GP LLC, Boom Merger Sub, LLC, QR Energy LP and QRE GP, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by QR Energy, LP with the SEC on July 29, 2014)

4.1	Registration Rights Agreement, dated July 23, 2014, by and among Breitburn Energy Partners LP, QR Holdings (QRE), LLC, QR Energy Holdings, LLC, Quantum Resources B, LP, Quantum Resources A1, LP, Quantum Resources C, LP, QAB Carried WI, LP, QAC Carried WI, LP and Black Diamond Resources, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by QR Energy, LP with the SEC on July 29, 2014)

10.1	Transaction, Voting and Support Agreement, dated as of July 23, 2014, by and among Breitburn Energy Partners LP, Quantum Resource A1, LP, Quantum Resources B, LP, Quantum Resources C, LP, QAB Carried WI, LP and Black Diamond Resources, LLC, QR Holdings LLC and QR Energy Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by QR Energy, LP with the SEC on July 29, 2014)